

SUMITOMO METAL INDUSTRIES, LTD.

TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CH[illegible] TOKYO 104-6111, JAPAN

PHONE +81-3-4416-6103
FAX +81-3-4416-6798



05006476

February 25, 2005

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.


SUPPL
RECEIVED
2005 MAR 11 A 11: 06
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated February 25, 2005, (Taking office of President)

Thank you very much for your assistance.

PROCESSED
MAR 2 2 2005
THOMSON FINANCIAL

Very truly yours,



Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations & Investor Relations Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

February 25, 2005

Sumitomo Metal Industries, Ltd

Taking office of President

Ⅰ. The Chairman assumption of office (on the date of the general meeting of stockholders to be held at the end of June, 2005)

Chairman

Hiroshi Shimozuma (Imcubent President)

Ⅱ. The President assumption of office (on the date of the general meeting of stockholders to be held at the end of June, 2005)

President

Hiroshi Tomono (An incumbent Senior Vice President who is to assume an Executive Vice President on April 1, 2005)